SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “PLDT invests US$15mn in Internet TV Service for Southeast Asia.”

April 23, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT invests US$15mn in Internet TV Service for Southeast Asia.”

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

April 23, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT invests US$15mn in Internet TV Service for Southeast Asia.”

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

816-8553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,864 As of March 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. RAusa-Chan	lrchan@pldt.com.ph	816-8553

Contact Person’s Address
9/F MGO Building, Legaspi cor. Dela Rosa Streets, Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	April 23, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.	Item 9 (Other Events)

Attached hereto is a press release entitled “PLDT invests US$15mn in Internet TV Service for Southeast Asia.”

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. RAus	a-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

April 23, 2015

pressrelease

PLDT invests US$15mn in Internet TV Service
for Southeast Asia

Manila, Philippines, 23rd April 2015 – Philippine Long Distance Telephone Company (“PLDT”, PSE: TEL, NYSE: PHI), the leading telecom operator in the Philippines, today announced an investment of US$15 million in iflix, which plans to be Southeast Asia’s leading Internet TV service.

iflix will launch an Internet TV service that will make available to 600 million consumers in Southeast Asia access to thousands of hours of top TV shows and movies from all over the world for a low monthly price.

PLDT’s investment is in line with its strategy to develop new revenue streams and to complement its present business by participating in the digital world beyond providing access and connectivity.

A copy of the iflix Press Release is attached for additional reference.

###

About PLDT
PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless – PLDT offers a wide range of telecommunications and multimedia services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network. PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

Media Contact PLDT:
Ramon R. Isberto, Head, Corporate Communications and Public Affairs
T: +632-511-3101
E: rrisberto@smart.com.ph
FOR IMMEDIATE RELEASE

IFLIX RAISES $30M, PRIMED FOR GROWTH
Investment round led by regional strategic investors, Catcha Group and PLDT

KUALA LUMPUR, April 23, 2015 – iflix, Southeast Asia’s leading Internet TV service, offering subscribers unlimited access to thousands of hours of entertainment at a very affordable price, today announced the completion of a $30 million round of funding. The round was led by leading international investment firm, Catcha Group and Philippine Long Distance Telephone Company (PLDT), the largest integrated telecommunications company in the Philippines.

The funds raised will be used to continue to roll out the iflix service across the Southeast Asia region, acquire rights to new content, produce original programming and market to potential customers.

iflix Chairman, Patrick Grove said: “We are excited to join forces with such an outstanding regional partner, who shares our vision. The new funds will allow us to execute on our plan to deliver thousands of hours of entertainment for a low monthly price to the 600 million consumers in the region.”

Grove continued, “There is a seismic shift taking place in the global entertainment landscape. We believe iflix is perfectly positioned to capitalize on this incredible opportunity.”

PLDT Chairman, Manuel V. Pangilinan added, “We are very bullish about the prospects of the iflix service which has been designed to address the preferences and demands of the rapidly expanding Asian Market. PLDT looks forward to working with iflix to grow its business and introduce new media services that will fuel further the demand for broadband and mobile access in the Philippines and across Southeast Asia.

Launching in key Southeast Asian markets, including Malaysia, Thailand, Philippines, Indonesia, and Vietnam throughout 2015, iflix will offer consumers more than 10,000 hours of top U.S., Asian regional, and local TV shows and movies. Each subscription will allow a user to access the service on five devices, as well as download content to their mobile, tablet, computer, or television set, for viewing anywhere, anytime.

###

ABOUT IFLIX
iflix is a partnership between highly successful, disruptive local entrepreneurs and Hollywood heavyweights. Catcha Group and Evolution Media Capital have joined together to create an Internet TV service for Southeast Asia that provides access to thousands of hours of top TV shows and movies from all over the world. From Hollywood and Hong Kong, Seoul and Shanghai, Thailand and Tokyo, iflix places the entertainment you want at your fingertips. For one low monthly fee, subscribers to iflix have unlimited access on their mobile phone, laptop, tablet, TV... anywhere, anytime.

Let’s play.

For media enquiries, please contact:
Peggy Lee Corporate Communications peggy@iflix.com	Mark Britt Group CEO mark@iflix.com

+60 12 178 345

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. RAusa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: April 23, 2015